SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934


                                              DATAMETRICS CORPORATION
                                                 (Name of Issuer)

                                      Common Stock, par value $.01 per share
                                          (Title of Class of Securities)

                                                    238085-10-4
                                                  (CUSIP Number)

                                             Daniel Bertram, President
                                                1717 Diplomacy Row
                                              Orlando, Florida 32809
                                                  (407) 251-4577
                (Name, Address and Telephone Number of Person Authorized
                                      to Receive Notices and Communications)

                                                   June 11, 2002
                    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



1) Name of Reporting Person

                                                  Bruce Galloway

  S.S. or I.R.S. Identification No. of Above Person

                                                 SSN: ###-##-####


2) Check the Appropriate Box if a Member of a Group (see instructions) (a) /x/
                                                                       (b) /_/

3) SEC Use Only

4) Source of Funds (see instructions)

                                                        PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                        N/A

6) Citizenship or Place of Organization.........U.S.


Number of                  (7)      Sole Voting Power...........9,793,402 (1)
Shares Bene-
ficially Owned             (8)      Shared Voting Power........0
by Each Reporting
Person With                (9)      Sole Dispositive Power......9,793,402 (1)

                           (10)     Shared Dispositive Power...0

     11)   Aggregate    Amount    Beneficially    Owned   by   Each    Reporting
Person.......9,793,402 (1)

     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
Instructions)..../__/

13) Percent of Class Represented by Amount in Row 11........ 55.02% (2)

14) Type of Reporting Person (See Instructions).....IN


     (1) Includes (i) 13,835 shares of Common Stock over an account over which the Reporting Person has indirect beneficial ownership, (ii) 250 shares of Common Stock owned by the Reporting Person's wife, (iii) 1,000 shares of Common Stock over an account over which the Reporting Persons's wife had indirect beneficial ownership, (iv) 700,000 shares of Common Stock owned by DMTR, LLC, of which the Reporting Person is the managing member, (v) a Warrant issued to DMTR to purchase 7,000,000 shares of Common Stock at a price of $1.00 per share, and
(vi) an option to purchase 2,041,365 shares of Common Stock at a price of $.258 per share (the "Option").

(2)    Assumes full exercise of the Option and the Warrant.

 Item 1.  Security and Issuer.

     This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of Datametrics Corporation. (the "Issuer"), whose principal executive offices are located at 1717 Diplomacy Row, Orlando, Florida 32809.

Item 2.  Identity and Background.

         (a) Name: Bruce Galloway

     (b) Address: 1325 Avenue of the Americas, 26th Floor, New York, New York 10019

     (c)  Principal   Occupation:   Money   Manager;   Chairman  of  Datametrics
Corporation; Managing Member of DMTR, LLC

         (d) Involvement in certain legal proceedings: Not Applicable
         (e) Party to a civil proceeding: Not applicable
         (f) Citizenship. U.S.

Item 3.  Source and Amount of Funds or other Consideration.

     The Option was granted to Mr. Galloway as consideration for his services as Chairman of the Board of Directors of the Issuer and for his services in the financial restructuring of the Issuer.

Item 4.  Purpose of Transaction.

     The Option was granted to Mr. Galloway on February 28, 2002, and approved by the Board of Directors on the same date, subject to the effectiveness of a one for twenty reverse stock split of the Company's Common Stock (the "Stock Split") and determination of the exercise price . The exercise price of the Option was determined as 50% of the average closing bid price per share of Common Stock for the first 30 trading days after the effectiveness of the Stock Split. The effective date of the Stock Split was April 26, 2002. The Option was granted to Mr. Galloway in consideration for his services as the Chairman of the Board of Directors of the Issuer and for his services in the financial restructuring of the Issuer . The Option is fully vested and is exercisable for a period of five (5) years at a price of $.258 per share. As of the date of this filing, Mr. Galloway has not exercised any of his rights under the Option.




Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Galloway beneficially owns an aggregate of 9,793,402 shares of Common Stock, representing 55.02 % of the outstanding shares of Common Stock. Although there are 8,759,133 shares of Common Stock of the Issuer currently issued and outstanding, the 9,793,402 shares include the Warrant and the Option, and the 55.02 % assumes full exercise of both the Option and the Warrant.

     (b) Mr. Galloway possesses sole power to vote and to dispose or direct the disposition of the 752,037 shares of Common Stock, the 7,000,000 shares of Common Stock issuable upon exercise of the Warrant, and the 2,041,365 shares of Common Stock issuable upon exercise of the Option.

         (c)      Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 26, 2002
                                        /s/Bruce Galloway
                                        Bruce Galloway